Exhibit C

U.S. Energy Systems, Inc.
545 Madison Ave., 6th Floor
New York, NY 10022

January 23, 2009

Silver Point Finance, LLC
2 Greenwich Plaza
Greenwich, CT 06830

Ladies and Gentlemen:

Reference is made to the Asset Purchase Agreement (the “Agreement”), dated the date hereof, by and among U.S. Energy Biogas Corp., a Delaware corporation (“USEB”), certain subsidiaries of USEB, and Silver Point Finance, LLC, a Delaware limited liability company (“Purchaser”).  Capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Agreement.

Subject to approval of the Bankruptcy Court, on the Closing Date, in exchange for the Release Consideration, U.S. Energy Systems, Inc. (“USEY”) hereby agrees to: (i) sell, assign, transfer, convey, and deliver to the Purchaser (or one or more of its permitted designees), free and clear of all Liens except Permitted Liens, and the Purchaser (or one or more of its permitted designees) shall purchase and accept from USEY all right, title and interest of USEY in ZFC Royalty Partners, a Connecticut limited partnership, including its 67.5% limited partnership interest therein; (ii) deliver a release to Purchaser in the form attached to the Agreement as Exhibit B-1; and (iii) assign to Purchaser (or one or more of its permitted designees) all right, title and interest of USEY in its Pollution Legal Liability Policy, effective as of March 1, 2005, by and between USEY and AIG Environmental (and any predecessor policy relating thereto).

On the Closing Date, USEY shall deliver or cause to be delivered to Purchaser duly executed instruments or other evidence sufficient to transfer to the Purchaser (or one or more of its permitted designees) the unencumbered legal and beneficial ownership of the limited partnership interest in ZFC Royalty Partners, a Connecticut limited partnership.

Prior to the Closing, USEY shall use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done all things necessary, proper or advisable (subject to any applicable laws) to consummate the transactions contemplated hereby as promptly as practicable including, but not limited to, the preparation and filing of all forms, registrations and notices required to be filed to consummate the transactions contemplated hereby and the taking of such actions as are necessary to obtain any requisite approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers by any third party or Governmental Authority, including the Bankruptcy Court.  In addition, USEY shall not take any action after the date hereof that could reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Authority or the approval of the Bankruptcy Court of the transactions contemplated hereby.

This letter agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

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Very truly yours,

U.S. ENERGY SYSTEMS, INC.

By:	/s/ Richard J. Augustine
	Name:	Richard J. Augustine
	Title:	President

ACCEPTED AND AGREED
this 23rd day of January, 2009

SILVER POINT FINANCE, LLC

By:	/s/ Zachary M. Zeitlin
	Name:	Zachary M. Zeitlin
	Title:	Authorized Signatory